Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$0.00	0.0001476%	$0.00

Fees Previously Paid	$26,080,603.60		$3,849.50

Total Transaction Valuation	$26,080,603.60

Total Fees Due for Filing			$3,849.50

Total Fees Previously Paid			$3,849.50

Total Fee Offsets			—

Net Fee Due			$0.00